UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously announced, on November 24, 2024, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) resolved in favor of an agreement in principle, as documented in a term sheet dated November 24, 2024 by and among the Company, its majority shareholder, Stephen Fitzpatrick, and its primary creditor and senior secured lender, Mudrick Capital Management L.P. (“Mudrick Capital”) (the “Term Sheet”), to address the Company’s more immediate cash requirements and faciliate longer-term fund raising.

On December 15, 2024, as contemplated by the Term Sheet, the Company entered into a forbearance agreement (the “Forbearance Agreement”), by and among the Company, VAGL, Mudrick Capital, Stephen Fitzpatrick and Imagination Aero, pursuant to which Mudrick Capital, as the sole holder of the Company’s 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 (the “Convertible Senior Secured Notes”), has committed to forbear from exercising its rights upon the occurrence of an event of default arising as a result of certain specified defaults or potential defaults under the Indenture, dated as of December 16, 2021, between, among others, the Company and U.S. Bank National Association as trustee and collateral agent, governing the Convertible Senior Secured Notes. Additionally, the Forbearance Agreement includes support undertakings from all parties in respect of the Proposed Transactions (as defined in the Term Sheet) as a well as a release of past, present and future claims among all parties thereto relating to the transactions contemplated by the Term Sheet. A copy of the Forbearance Agreement is furnished as Exhibit 99.1 hereto.

On December 20, 2024, as contemplated by the Term Sheet, the Company entered into an investment agreement (the “Investment Agreement”), by and among the Company, VAGL, Mudrick Capital, Stephen Fitzpatrick and Imagination Aero, which sets forth, among other things, a commitment from Mudrick Capital to fund up to $50 million to the Company in its next funding round (the “Equity Placement”), with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in the Equity Placement. A copy of the Investment Agreement is furnished as Exhibit 99.2 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the completion of the transactions contemplated by the Term Sheet, including the committed funding from Mudrick Capital, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 99.1 and Exhibit 99.2) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Forbearance Agreement, dated December 15, 2024, by and among Vertical Aerospace Ltd., Vertical Aerospace Group Ltd., Mudrick Capital Management L.P., Stephen Fitzpatrick and Imagination Aero Investment Limited
99.2	Investment Agreement, dated December 20, 2024, by and among Vertical Aerospace Ltd., Vertical Aerospace Group Ltd., Mudrick Capital Management L.P., Stephen Fitzpatrick and Imagination Aero Investment Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: December 20, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer